                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____)



                                Dril-Quip, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  262037 10 4
                        -------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO. 262037 10 4                 13G                PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gary D. Smith

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 555

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               3,448,045
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  555

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                               3,448,045
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,448,600

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      20.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

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                                      -2-
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-----------------------                                  ---------------------
  CUSIP NO. 262037 10 4                 13G                PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gloria Jean Smith

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               3,448,045
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                               3,448,045
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,448,045

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      20.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

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-----------------------                                  ---------------------
  CUSIP NO. 262037 10 4                 13G                PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Four Smith's Company, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 3,448,045

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  3,448,045

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                               None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,448,045

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      20.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

ITEM 1.

   Item 1(a)     Name of Issuer:                 Dril-Quip, Inc.
                 --------------

   Item 1(b)     Address of Issuer's             13550 Hempstead Highway
                 -------------------
                 Principal Executive Offices:    Houston, Texas  77040
                 ---------------------------

ITEM 2.

   Item 2(a)     Name of Person(s) Filing:       Gary D. Smith, Gloria Jean
                 ------------------------        Smith and Four Smith's
                                                 Company, Ltd.

   Item 2(b)     Address of Principal            13550 Hempstead Highway
                 --------------------
                 Business Office:                Houston, Texas  77040
                 ---------------

   Item 2(c)     Citizenship:                    U.S. (Four Smith's Company,
                 -----------                     Ltd. is a limited partnership
                                                 organized under the laws of the
                                                 State of Texas)

   Item 2(d)     Title of Class of Securities:   Common Stock
                 ----------------------------

   Item 2(e)     CUSIP Number:                   262037 10 4
                 ------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                 (a)  [_]    Broker or dealer registered under section 15 of the
                             Act

                 (b)  [_]    Bank as defined in section 3(a)(6) of the Act

                 (c)  [_]    Insurance Company as defined in section 3(a)(19) of
                             the Act

                 (d)  [_]    Investment Company registered under section 8 of
                             the Investment Company Act

                 (e)  [_]    Investment Adviser registered under section 203 of
                             the Investment Advisers Act of 1940

                 (f)  [_]    Employee Benefit Plan, Pension Fund which is
                             subject to the provisions of the Employee
                             Retirement Income Security Act of 1974 or Endowment
                             Fund; see (S)240.13d-1(b)(1)(ii)(F)

                 (g)  [_]    Parent Holding Company, in accordance with
                             (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

                 (h)  [_]    Group, in accordance with (S)240.13d-1(b)(1)
                             (ii)(H)

ITEM 4.          OWNERSHIP

                 (a)  Amount Beneficially Owned by Gary D. Smith: 3,448,600/(1)/

                 (b)  Percent of Class Beneficially Owned by
                      Gary D. Smith:  20.0%/(1)/

                 (c)  Number of shares as to which Gary D. Smith has:

                      (i)    Sole power to vote or to direct the vote:  None

                      (ii)   Shared power to vote or to direct the
                             vote:  3,448,045/(1)(2)/

                      (iii) Sole power to dispose or to direct the disposition of: 555

                      (iv) Shared power to dispose or to direct the disposition: 3,448,045/(2)/

                 (d)  Amount Beneficially Owned by Gloria Jean Smith:
                      3,448,045/(1)/

                 (e) Percent of Class Beneficially Owned by Gloria Jean Smith: 20.0%/(1)/

                 (f) Number of shares as to which Gloria Jean Smith has:

                      (i)    Sole power to vote or to direct the vote:  None

                      (ii)   Shared power to vote or to direct the vote:
                             3,448,045/(1)(2)/

                      (iii) Sole power to dispose or to direct the disposition of: None

                      (iv) Shared power to dispose or to direct the disposition: 3,448,045/(2)/

                 (g)  Amount Beneficially Owned by Four Smith's Company,
                      Ltd.:  3,448,045/(1)/

                 (h)  Percent of Class Beneficially Owned by Four
                      Smith's Company, Ltd.:  20.0%/(1)/

                 (i)  Number of shares as to which Four Smith's
                      Company, Ltd. has:

                      (i)    Sole power to vote or to direct the vote:
                             3,448,045/(1)/

                      (ii)   Shared power to vote or to direct the vote: None

                      (iii) Sole power to dispose or to direct the disposition of: 3,448,045

                      (iv) Shared power to dispose or to direct the disposition: None

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable

ITEM 10.         CERTIFICATION

                 Not Applicable

Explanation of Responses:

     (1) Does not include 6,897,100 shares of Common Stock, with respect to Mr. Smith, or 6,897,655 shares of Common Stock, with respect to each of Mrs. Smith and Four Smith's Company, Ltd., owned by certain stockholders of Dril-Quip, Inc. (the "Issuer") who are parties to the Stockholders' Agreement dated October 17, 1997 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, certain stockholders of the Issuer have agreed to vote shares of common stock, par value $.01 per share, of the Issuer held by each of them for the election of nominees to the Board of Director proposed by each of (i) Larry
E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smith's Company, Ltd. and (iii) J. Mike Walker. The parties to the Stockholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would, as of January 31, 1998, be deemed to beneficially own an aggregate of 10,345,700 shares of Common Stock, or approximately 60.0% of the total number of shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1997. Each of Mr. Smith, Mrs. Smith and Four Smith's Company, Ltd. disclaims the beneficial ownership of any Common Stock owned by such other parties.

     (2) Includes 3,448,045 shares of Common Stock owned directly by Four Smith's Company, Ltd., as to which each of Mr. Smith and Mrs. Smith, as its managing general partners, exercise shared voting and dispositive power.
Because each of Mr. Smith and Mrs. Smith exercise shared voting and dispositive power with respect to these shares, they may be deemed to be indirect beneficial owners of these shares for purposes of Rule 13d-3.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998

                                                 /s/ GARY D. SMITH
                                                 _______________________________
                                                 Gary D. Smith



                                                 /s/ GLORIA JEAN SMITH
                                                 _______________________________
                                                 Gloria Jean Smith


                                                 FOUR SMITH'S COMPANY, LTD.

                                                     /s/ GARY D. SMITH
                                                 By:____________________________
                                                    Gary D. Smith,
                                                    its Managing General Partner

                                                 FOUR SMITH'S COMPANY, LTD.

                                                     /s/ GLORIA JEAN SMITH
                                                 By:____________________________
                                                    Gloria Jean Smith,
                                                    its Managing General Partner

                                   AGREEMENT

     The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.



                                                 /s/ GARY D. SMITH
                                                 ______________________________
                                                 Gary D. Smith



                                                 /s/ GLORIA JEAN SMITH
                                                 ______________________________
                                                 Gloria Jean Smith

                                                  FOUR SMITH'S COMPANY, LTD.

                                                     /s/ GARY D. SMITH
                                                 By:___________________________
                                                    Gary D. Smith,
                                                    its Managing General Partner


                                                 FOUR SMITH'S COMPANY, LTD.

                                                      /s/ GLORIA JEAN SMITH
                                                  By:___________________________
                                                    Gloria Jean Smith,
                                                    its Managing General Partner